Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

Handy & Harman Ltd.
White Plains, New York

We hereby consent to the inclusion of our reports dated October 14, 2014, with respect to the consolidated balance sheet of ModusLink Global Solutions, Inc., formerly CMGI, Inc., as of July 31, 2014 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the year then ended and the effectiveness of ModusLink Global Solutions, Inc.’s internal control over financial reporting as of July 31, 2014, which reports appear as an exhibit in the December 31, 2014 annual report on Form 10-K of Handy & Harman Ltd.

/s/ BDO USA, LLP
Boston, Massachusetts
February 27, 2015